May 25, 2021

Re:	Global Warming Solutions, Inc. Amendment No. 2 to Registration Statement on Form 10-12G Filed April 7, 2021 File No. 000-53170

To Whom It May Concern:

Please be advised that the Company’s former CEO/CFO has resigned. On March 15, 2021 Mr. Vasilenko resigned as the CFO and Charles Mathews was engaged. Please review Form 8-K filed March 15, 2021. The addition of a new CFO was documented in the Amendment No. 2 to Registration Statement on Form 10-12G filing on April 7, 2021. On April 8, 2021 Mr. Vasilenko resigned as the sole member of the board of directors and CEO, with Michael Pollastro being appointed as the Company’s President and sole board member simultaneously. On May 11, 2021 Charles Mathews resigned as the CFO. Mr. Pollastro has assumed the additional duties as the CFO until such time as one has been appointed.

From the filing, during this last 30-day period, we have been addressing and restructuring our business strategy, as you will notice in the direct responses to the Staff questions and our recently filed Form 10Q for the quarter ending March 31, 2021.

Amendment No. 2 to Form 10-12G filed April 7, 2021

Cover page

1.     Revise the cover page of your registration statement to state that you are registering your class of common stock under Section 12(g) of the Act. Your most recent amendment indicates that you are registering your common stock under Section 12(b) and 12(g). Remove the references to registering your common stock under Section 12(b).

The Company has revised the cover page and excluded any reference to Section 12(b).

Item 1. Business

Recent Transactions, page 5

2.     We note your press release dated December 7, 2020, provides that you reached a debt settlement agreement with creditors that will completely eliminate your $527,000 debt owed to them without issuing “any shares to the debt holders under the terms of this agreement.” However, your disclosure on page 5 of your registration statement suggests that you did, in fact, issue shares to your debt holders to settle this debt. Please advise.

The disclosure in the registration statement is correct. The PR was incorrectly stated but had no material effect on the business. The PR stated, “The Company won’t issue any shares to the debt holders under the terms of this agreement” it should have read “The Company will not see an increase in shares issued under the terms of these agreements as the CEO will cancel an equal amount of shares to cover the settlement.” Since this PR the Company’s former CEO has cancelled 5,000,000 shares which, among other things, covered the 2,230,090 shares issued to three debt holders.

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Business Strategy

Industry Overview

Cannabidiol (CBD) Industry, page 8

3.     We note your revised disclosures in response to our prior comment 2, and your statement that you may rely on your manufacturer’s assurance that you comply “with all federal and state regulations” in order to legally sell your CBD products into interstate commerce. Please tell us why you believe that it is appropriate to rely upon such assurance and why you would not be responsible for re-selling such products. In this regard, your sale of hemp-derived CBD products is subject to the Federal Food, Drug, and Cosmetic Act, and it is not clear to us how the sale of such products on your website complies with the Federal Food, Drug, and Cosmetic Act. For example, we note the sale of “CBD Ingestibles” on your website, which are labeled as dietary supplements. In this regard, we note in particular that the FDA has deemed marketing dietary supplements containing CBD or labeling it as a dietary supplement to be illegal. Please revise your disclosure to tell us how you comply with the Federal Food, Drug and Cosmetic Act. For guidance, please refer to Question 9 of the FDA’s Regulation of Cannabis and Cannabis-Derived Products: Questions and Answers (available at https://www.fda.gov/news-events/publichealth- focus/fda-regulation-cannabis-and-cannabis-derived-products-includingcannabidiol-cbd#dietarysupplements). As another example, your website discloses certain therapeutic benefits of your products, which might cause them to be treated as a drug, under the Federal Food, Drug and Cosmetic Act, and subject to FDA approval. Please revise to describe the regulatory status of these products in order to provide context concerning each product’s therapeutic use. For guidance, please refer to Question 4 of the FDA’s Regulation of Cannabis and Cannabis-Derived Products: Questions and Answers (available at https://www.fda.gov/news-events/public-health-focus/fda-regulationcannabis-and-cannabis-derived-products-including-cannabidiol-cbd#othercbdapproved).

The Company concurs with the findings of Staff. The Company has previously sold no ingestible to the public directly or indirectly. The Company feels this point is moot as it has shut down the domain www.cbd.biz, has transferred the asset from its ownership, and is in the process of divesting itself of any of its prior cannabis business. The business element of the Company was addressed in the filing of the Company’s Form 10Q for the period ending March 31, 2021. When the Form 10Q is published and has been incorporated into the Form 10. It now reads as:

Development of Business

Global Warming Solutions, Inc. (“Company”) is an Oklahoma corporation headquartered in California that develops technologies to help mitigate the effects of global warming. Formerly maintaining a retail operation in CBD products this has since been divested to focus primarily on climate change solutions. The Company was formerly known as Southern Investments, Inc., and was domiciled in Oklahoma. On April 15, 2007 the company changed its name to Global Warming Solutions, Inc., and moved its headquarters to the commonwealth of Canada. In February 2021 we relocated to Temecula, California.

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The Company was incorporated on March 30, 1999 as Southern Investments, Inc. and has not been in bankruptcy, receivership or any similar proceeding. The Company has never been classified as a shell company.

On April 15, 2007, Southern Investments, Inc. acquired all of the issued and outstanding stock of Global Warming Technologies, Inc., an Oklahoma corporation, in exchange for 55,000,000 shares of Southern Investments, Inc. common stock. Following the acquisition, Southern Investments, Inc. changed its name to Global Warming Solutions, Inc., and the Company implemented a 1 for 10 reverse stock split of the Company’s outstanding common stock that took effect on July 6, 2007.

From 2007-2017 the Company was conducting testing of its fertilizer product made with Humate Coated Urea (HCU) with various farmers in Canada. Recently the Company has begun a pilot program in New Zealand with Carbon Company, LTD. Originally, the Company obtained 11.8% of Carbon Company, LTD which was transferred to the Company’s CEO as compensation for work performed on behalf of the Company prior to 2018.

On October 23, 2019 the Company acquired the domain name “www.cbd.biz” and certain other intangible assets in exchange for a convertible promissory note for $100,000 and began offering hemp-based cannabinoid (“CBD”) products through this website.

On May 8, 2021 the company ceased all operations relating to CBD sales. The website “www.cbd.biz” has since been shut down. All operations pertaining to CBD sales have been divested and discontinued.

4.     Please disclose the identity of the hemp-based CBD manufacturer/supplier that you rely on in this section and file your reseller agreement with this entity as an exhibit to your registration statement, or tell us why this is not required. In this regard, we note your website suggests that you purchase all of your hemp-derived CBD products from “BareRoots Rx.” Refer to Items 101(h)(4)(v) and 601(b)(10) of Regulation S-K.

The Company feels this point is moot as it has shut down the domain www.cbd.biz, has transferred the asset from its ownership, and is in the process of divesting itself of any of its prior cannabis business. The business element of the Company was addressed in the filing of the Company’s Form 10Q for the period ending March 31, 2021 (see response to Q3) and has been incorporated in the Form 10.

Description of Business

Principal Products, page 8

5.     We note your website suggests that you intend to sell CBD products for use in pets. Yet, your disclosure in this section does not indicate that you intend to sell such products. Please advise/revise. To the extent you intend to sell CBD products for use in pets, please revise your risk factor disclosure and Business section to discuss how your sale of these products complies with the Federal Food, Drug and Cosmetic Act. In this regard, we note that the FDA has not approved CBD for any use in animals. For additional guidance, please refer to Questions 24 and 25 of the FDA’s Regulation of Cannabis and Cannabis-Derived Products: Questions and Answers (available at https://www.fda.gov/news-events/public-health-focus/fda-regulation-cannabis-andcannabis-derived-products-including-cannabidiol-cbd#hempanimal).

The Company feels this point is moot as it has shut down the domain www.cbd.biz, has transferred the asset from its ownership, and is in the process of divesting itself of any of its prior cannabis business. The business element of the Company was addressed in the  filing of the Company’s Form 10Q for the period ending March 31, 2021 (see response to Q3) and has been incorporated in the Form 10.

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Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

6.     We note your response to our prior comment 4, and that you “do not know who the beneficial owner of Paramount Trading Company is” despite exhausting “all means necessary in an attempt to identify the beneficial owner(s).” Please confirm that you will provide such information in future filings, once the shareholder has filed any required filings pursuant to Section 13 of the Securities Exchange Act.

The Company confirms that it will provide the SEC with any information it receives in future filings once the shareholder has filed any required filings pursuant to Section 13 of the Securities Exchange Act.

In addition to the changes incorporated by response to staff questions we have updated certain elements that have been affected by management decisions and company performance that reflect the current status and position of the Company.  In addition, we have incorporated and included the financial statements for the quarter ending March 31, 2021 to ensure our numbers are not stale.

You may contact the Law Offices of Carl G. Hawkins at 904-748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Michael Pollastro

President

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